Peak Provides First Quarter 2021 Operational Update at Chinese New Year Break

Montreal, Quebec--(Newsfile Corp. - February 16, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today provided the following update on select segments of its operations for the first half of Q1 2021 while China pauses to celebrate the Chinese New Year / Spring Festival Holiday.

SOCIAL MEDIA INFLUENCERS FINANCING PROGRAM

After spending several months in 2020 building relationships with over 55,000 social media influencers who collectively have more than 120M followers, Peak created a program to help these influencers finance the online retail shows they use to sell goods ranging from cosmetics to household appliances to their millions of followers. The program launched earlier this year and helped finance about CAD$1M worth of goods during its first week. Since then, it has become one of the more consistent transaction generators on the Lending Hub platform, outpacing all other programs in terms of number of transactions.

Transactions through First Half of Q1 2021:

Through the first half of Q1 2021, social media influencers had received almost CAD$3M in funding through the program to finance a total of 23 shows and a variety of product purchase orders.

DISTRIBUTOR AND RETAILER FINANCING PROGRAM

While the Social Media Influencers Financing Program led the way in terms of number of transactions, Peak's newly created Distributor and Retailer Financing Program had a slight advantage when it comes to the value of transactions facilitated at the halfway point of the quarter. That program was aided by the addition of a third distributor in January, bringing over 1,100 new retailers to the program's existing pool of more than 310,000, and by a new cash-advance "sub-program" specifically designed for JD.com suppliers. Distributors Beijing Jingying Corporate Management Ltd. ("BJM"), who has exclusive distribution right for certain products at PetroChina convenience stores, and Xiamen Guangzhui Ltd. ("Xiamen"), whose clients include JD.com and 7-Eleven convenience stores across the country, were particularly active and accounted for most of the transactions . The average value and pace of those transactions should gradually increase as consumer electronics wholesaler Beijing Dianjing Company Ltd. ("BDC") becomes more active following the integration of its systems to the Lending Hub platform.

Transactions through First Half of Q1 2021:

Xiamen, BJM and BDC combined to account for a dozen purchase order and cash-advance transactions worth a little over CAD$3M through the first half of Q1 2021.

GOLD RIVER PLATFORM

In addition to serving as the point of entry for the Social Media Influencers and Distributor and Retailer Financing Programs, most supply-chain financing transactions involving raw material suppliers and manufacturers are also now being funneled to Gold River. Those supply-chain financing transactions, which accounted for a large portion of Peak's revenue over the past two years, were originally facilitated with the help of logistics software provided by a third-party company. The capabilities of that software were recently added to the Gold River platform, which is allowing Peak to gradually reduce its outsourcing expenses.

Transactions through First Half of Q1 2021:

Through the first half of Q1 2021, a total of 57 transactions worth a combined CAD$15.7M were initiated through Gold River.

CHINA UNIONPAY FUND TRANSFER AND PAYMENT PROCESSING IMPLEMENTATION

Peak announced earlier this year that it had signed an agreement with China UnionPay subsidiary Rongbang Technology Ltd. ("Rongbang") to implement fund transfer and payment processing capabilities to its Lending Hub ecosystem. Peak has since been working with Rongbang's service implementation team and received the APIs to directly link its Lending Hub and Gold River platforms to the China UnionPay network just prior to the holiday break. Peak is targeting the launch of a pilot project with select supply-chain clients in the city of Jiangyin in the first half of Q2 2021.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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